June 19, 2020

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Elena S. Stojic, Esq.

VIA EDGAR

Re:	Registrant:	Natixis ETF Trust II
	File No.:	811-23500
	Filing Type:	Form N-1A/A

Dear Ms. Stojic:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by phone call on May 22, 2020, regarding the amendment to the initial registration statement to Natixis ETF Trust II (the “Registrant”) on Form N-1A/A for the Natixis U.S. Equity Opportunities ETF, Natixis Vaughan Nelson Select ETF and Natixis Vaughan Nelson Mid Cap ETF (each a “Fund” and together the “Funds”), which was filed with the Commission on April 24, 2020 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Cover Page

1.	Comment. Please revise the Legend on the front cover page of the Prospectus to make it bold.

Response. In response to this comment, the Registrant has revised the cover page to make the Legend bold.

2.	Comment. Revise the Legend to also include a specific cross-reference to “Authorized Participant Concentration Risk.”

Response. In response to this comment, the Registrant has revised the Legend to include a specific cross-reference to Authorized Participant Concentration Risk as follows:

“For additional information regarding the unique attributes and risks of these ETFs, see the later discussion on the Proxy Portfolio and the “Proxy Portfolio Structure Risk,” “Authorized Participant Concentration Risk,” “Predatory Trading Practices Risk,” “Premium/Discount Risk,” and “Trading Issues Risk” below.”

Prospectus

Fund Fees and Expense Tables

3.	Comment. Please provide via correspondence and redlines completed Fund Fees and Expense tables for each Fund.

Response. The Registrant has included completed Fund Fees and Expense tables for each Fund.

Natixis U.S. Equity Opportunities ETF:

Fund Fees & Expenses

The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table. If such expenses were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)	ETF
Management fees	0.75%
Distribution and/or service (12b-1) fees	0.00%
Other expenses	2.66%

Total annual fund operating expenses	3.41%

Fee waiver and/or expense reimbursement[1]	2.51%

Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.90%

1

Natixis Advisors, L.P. (“Natixis Advisors” or the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to 0.90% of the Fund’s average daily net assets, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through April 30, 2023 and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Adviser will be permitted to recover management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below both (1) the expense limitation ratio in place at the time such amounts were waived/reimbursed and (2) the Fund’s current applicable expense limitation ratio. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated (whether or not shares are redeemed), and also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the example is based on the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement assuming that such waiver and/or reimbursement will only be in place through the date noted above and on the Total Annual Fund Operating Expenses for the remaining periods. The example does not take into account brokerage commissions and other fees to financial intermediaries that you may pay on your purchases and sales of shares of the Fund. It also does not include the transaction fees on purchases and redemptions of creation units (“Creation Units”), because those fees will not be imposed on retail investors. Although your actual costs may be higher or lower, based on these assumptions, your costs would be (based on estimated Fund expenses):

If shares are redeemed:	1 year	3 years
ETF	$92	$401

Natixis Vaughan Nelson Mid-Cap ETF:

Fund Fees & Expenses

The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table. If such expenses were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)	ETF
Management fees	0.80%
Distribution and/or service (12b-1) fees	0.00%
Other expenses	5.40%

Total annual fund operating expenses	6.20%

Fee waiver and/or expense reimbursement[1]	5.30%

Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.90%

1

Natixis Advisors, L.P. (“Natixis Advisors” or the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to 0.90% of the Fund’s average daily net assets, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through April 30, 2023 and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Adviser will be permitted to recover management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below both (1) the expense limitation ratio in place at the time such amounts were waived/reimbursed and (2) the Fund’s current applicable expense limitation ratio. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated (whether or not shares are redeemed), and also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the example is based on the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement assuming that such waiver and/or reimbursement will only be in place through the date noted above and on the Total Annual Fund Operating Expenses for the remaining periods. The example does not take into account brokerage commissions and other fees to financial intermediaries that you may pay on your purchases and sales of shares of the Fund. It also does not include the transaction fees on purchases and redemptions of creation units (“Creation Units”), because those fees will not be imposed on retail investors. Although your actual costs may be higher or lower, based on these assumptions, your costs would be (based on estimated Fund expenses):

If shares are redeemed:	1 year	3 years
ETF	$92	$527

Natixis Vaughan Nelson Select ETF:

Fund Fees & Expenses

The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table. If such expenses were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)	ETF
Management fees	0.75%
Distribution and/or service (12b-1) fees	0.00%
Other expenses	5.40%

Total annual fund operating expenses	6.15%

Fee waiver and/or expense reimbursement[1]	5.30%

Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.85%

1

Natixis Advisors, L.P. (“Natixis Advisors” or the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to 0.85% of the Fund’s average daily net assets, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through April 30, 2023 and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Adviser will be permitted to recover management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below both (1) the expense limitation ratio in place at the time such amounts were waived/reimbursed and (2) the Fund’s current applicable expense limitation ratio. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated (whether or not shares are redeemed), and also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the example is based on the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement assuming that such waiver and/or reimbursement will only be in place through the date noted above and on the Total Annual Fund Operating Expenses for the remaining periods. The example does not take into account brokerage commissions and other fees to financial intermediaries that you may pay on your purchases and sales of shares of the Fund. It also does not include the transaction fees on purchases and redemptions of creation units (“Creation Units”), because those fees will not be imposed on retail investors. Although your actual costs may be higher or lower, based on these assumptions, your costs would be (based on estimated Fund expenses):

If shares are redeemed:	1 year	3 years
ETF	$87	$512

Prospectus Summary – Principal Investment Strategies

4.

Comment. For the Natixis U.S. Equity Opportunities ETF and Natixis Vaughan Nelson Mid Cap ETF, please remove the reference to “net” from the 80% policy language, as the Funds are not permitted to borrow.

Response. In response to this comment, the Registrant has revised the disclosure to remove the reference to “net” as follows:

Natixis U.S. Equity Opportunities ETF: “The Fund ordinarily invests at least 80% of its ~~net~~ assets in equity securities…Under normal market conditions, the Fund will invest at least 80% of its ~~net~~ assets in securities of U.S. issuers.”

Natixis Vaughan Nelson Mid Cap ETF: “Under normal market conditions, the Fund will invest at least 80% of its ~~net~~ assets in companies….”

5.	Comment. For the Loomis Sayles All Cap Growth Segment of the Natixis U.S. Equity Opportunities ETF, please specify the Fund’s starting universe (e.g., Large Cap US Equities).

Response. The Registrant notes that the Loomis Sayles All Cap Growth Segment of the Natixis U.S. Equity Opportunities ETF can invest in exchange-traded equity securities issued by companies of any size, consistent with the growth style of equity management described in the prospectus. The Registrant respectfully submits that the “Principal Investment Strategies” section states that the Loomis Sayles All Cap Growth Segment “may invest in companies of any size.” Accordingly, no changes to the disclosure have been made.

6.

Comment. For each Fund, with respect to the language which states “The Fund may also invest in common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the shares.” please change “with the shares” to “with the shares of the Fund”.

Response. In response to this comment, the Registrant has revised the disclosure for each Fund as follows:

•	“Invest in common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the shares of the Fund.”

7.	Comment. Within each “Non-Transparent ETF with Proxy Portfolio Structure” section, please revise the fourth sentence for consistency with the Exemptive Application.

Response. In response to this comment, the Registrant has revised each Fund’s “Non-Transparent ETF with Proxy Portfolio Structure” section as follows:

“The Fund is a type of exchange traded fund (“ETF”). Unlike traditional ETFs, however, which generally publish their portfolio holdings on a daily basis, the Fund discloses a portfolio transparency substitute—the “Proxy Portfolio”—and certain related information about the relative performance of the Proxy Portfolio and the Fund’s actual portfolio (“Actual Portfolio”) holdings (the “Proxy Portfolio Disclosures”), which are intended to help keep the market price of the Fund’s shares trading at or close to the underlying net asset value (“NAV”) per share of the Fund. While the Proxy Portfolio includes some of the Fund’s holdings, it is not the Fund’s Actual Portfolio, and the Fund will not disclose the daily holdings of the Actual Portfolio. ~~The purpose of disclosing the Proxy Portfolio rather than the Fund’s full portfolio holdings is to protect seek~~ Although the Fund seeks to benefit from keeping its portfolio information secret, ~~the Fund and its shareholders against the risk that~~ market participants ~~could use the daily disclosure of the Fund’s portfolio holdings~~ may attempt to use the Proxy Portfolio to identify the Fund’s trading strategy, which if successful, could result in such market participants engaging ~~and engage~~ in certain predatory trading practices that may have the potential to harm the Fund and its shareholders ~~(such as “front-running” or “free riding”)~~. The Fund’s exemptive relief limits the types of securities in which the Fund can invest, which may constrain the Fund’s ability to implement its investment strategies. The Fund is actively-managed and does not intend to track an index.”

8.

Comment. Significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the Funds’ disclosure, including risk disclosures, should be revised based on how events are effecting both debt and equity markets. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response. The Registrant notes that the “More About Risk” section of the Funds’ prospectus includes the following risk disclosure, which is further revised as follows:

“Recent Market Events Risk. An outbreak of respiratory disease caused by a novel coronavirus designated as COVID-19 was first detected in China in December 2019 and subsequently spread internationally. The transmission of COVID-19 and efforts to contain its spread have resulted in, among other things, border closings and other significant travel restrictions and disruptions; significant disruptions to business operations, supply chains and customer activity; lower consumer demand for goods and services; significant job losses and increasing unemployment; event cancellations and restrictions; service cancellations, reductions and other changes; significant challenges in healthcare service preparation and delivery; prolonged quarantines; as well as general concern and uncertainty that has negatively affected the economic environment. The impact of this outbreak and any other epidemic or pandemic that may arise in the future could adversely affect the economies of many nations or the entire global economy and the financial performance of individual issuers, sectors, industries, asset classes, and markets in significant and unforeseen ways. Although the Federal Reserve has taken a number of actions to mitigate the impact of COVID-19 on U.S. markets and institutions, including decreasing interest rates and implementing a variety of emergency stimulus measures, these actions may not succeed or have the intended effect. This crisis or other public health crises may also exacerbate other pre-existing political, social, economic, market and financial risks. The effects of this outbreak or any future outbreak in developing or emerging market countries may be greater due to less established health care systems. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty. The foregoing could result in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates and a substantial economic downturn or recession. Such impacts could impair a Fund’s ability to maintain operational standards (such as with respect to satisfying redemption requests), disrupt the operations of a Fund’s service providers, adversely affect the value and liquidity of a Fund’s investments and negatively impact a Fund’s performance and your investment in the Fund.”

The Registrant respectfully submits that the above-referenced disclosure adequately describes the material risks associated with significant market events that have occurred as a result of the COVID-19 pandemic. Accordingly, no changes to the disclosure have been made.

9.	Comment. If the Funds intend to invest in emerging markets, please reflect this in the Principal Investment Strategies section.

Response. The Registrant confirms that the Funds’ have no present intention to invest in emerging market securities and therefore have removed “Emerging Markets Risk” from the Prospectus and the SAI.

10.

Comment. In the Principal Investment Strategies section for the Natixis Vaughan Nelson Select ETF, please provide a range for what is considered mid- to large- capitalization companies in either the summary or the Item 9 Principal Investment Strategies.

Response. In response to this comment, the Registrant has added the following sentence to the end of the first paragraph in the “Principal Investment Strategies” section:

“A company will be considered to be a mid- to large-capitalization company if its capitalization is $5 billion or higher.”

11.	Comment. In the Principal Investment Strategies for the Natixis Vaughan Nelson Mid Cap ETF, please move the description of the index to a separate sentence for clarity in the strategy.

Response. The Registrant confirms that the index description has been made a separate sentence.

12.

Comment. In the Principal Investment Strategies for the Natixis Vaughan Nelson Mid Cap ETF, please revise the sentence that states “However, the Fund does not have any market capitalization limits and may invest in companies with smaller or larger capitalizations.” given the Fund’s 80% policy to invest in mid-cap securities. Note that the flexibility to invest in smaller or larger cap securities applies to the remaining 20% of investments.

Response. In response to this comment, the Registrant has revised the third sentence of the first paragraph in the “Principal Investment Strategies” section as follows:

“However, the Fund ~~does not have any market capitalization limits and~~ may invest up to 20% of its assets in companies with smaller or larger capitalizations.”

13.

Comment. In the Principal Investment Strategies for the Natixis Vaughan Nelson Mid Cap ETF, please clarify which types of exchange-traded stocks (e.g., common or preferred) the Fund will invest in, consistent with the Fund’s permissible investments.

Response. In response to this comment, the Registrant has revised the third sentence of the first paragraph in the “Principal Investment Strategies” section as follows:

“Equity securities may take the form of exchange-traded stock (e.g., common and preferred exchange-traded stocks) in corporations and exchange-traded real estate investment trusts (“REITs”).”

14.

Comment. In the Principal Investment Strategies for the Natixis Vaughan Nelson Mid Cap ETF, we are assuming the statement “…other exchange-traded trusts and similar securities representing direct or indirect ownership interests in business organizations.” is referring to REITs and other permissible investments. Please specify further what these other investments are. Please revise the language to be very specific and remove the ambiguous language.

Response. In response to this comment, the Registrant has removed the following disclosure from the sentence in the Principal Investment Strategies for the Natixis Vaughan Nelson Mid Cap ETF:

“…~~other exchange-traded trusts and similar securities representing direct or indirect ownership interests in business organizations~~.”

15.

Comment. In the Principal Investment Strategies for the Natixis Vaughan Nelson Mid Cap ETF, in the third bullet under “The Fund may also:” please confirm whether the Fund’s investment in other investment companies will exceed one basis point. If yes, please reflect “Acquired Fund Fees and Expenses” as a separate line item in the Fee Table. Additionally, please clarify the extent to which investing in other investment companies is permissible given the Fund’s exemptive relief and tailor such disclosure to the permissible investments.

Response. In response to this comment, the Registrant has revised the disclosure in the third bullet for the Natixis Vaughan Nelson Mid Cap ETF as follows:

•	“Invest in other ETFs ~~investment companies, to the extent permitted by the Investment Company Act of 1940~~.”

Additionally, it is not currently anticipated that the Natixis Vaughan Nelson Mid Cap ETF’s investment in other ETFs will exceed one basis point; however, if it does, the Registrant will reflect “Acquired Fund Fees and Expenses” as a separate line item in the Fee Table.

Prospectus – More About Goals and Strategies

16.

Comment. The Fund’s Item 9 disclosure of its principal strategies is identical to the disclosure included in response to Item 4. However, the disclosure in response to Item 4 is intended to be a summary of the more fulsome disclosure required by Item 9. See Form N-1A Item 4 and Item 9; see also IM Guidance Update 2014-08. Please revise to more fully disclose the Fund’s principal investment strategies in response to Item 9(b), including how the investment adviser chooses which securities to buy and sell.

Response. The Registrant believes that each Fund’s principal investment strategies are adequately disclosed in the Fund’s Item 9 disclosure, including how the adviser chooses which securities to buy and sell. In response to the comment, the Registrant has revised each Fund’s Item 4 principal investment strategies disclosure as follows:

Natixis US Equity Opportunities ETF:

~~The Fund may also:~~

•	~~Invest in exchange-traded real estate investment trusts (“REITs”).~~

•	~~Invest in common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the shares of the Fund.~~

Natixis Vaughan Nelson Select ETF:

~~The Fund also may:~~

•	~~Invest in common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the shares of the Fund.~~

•	~~Invest in exchange-traded REITs.~~

•	~~Invest in exchange-traded American Depositary Receipts (“ADRs”).~~

Natixis Vaughan Nelson Mid Cap ETF:

~~The Fund may also:~~

•	~~Invest in exchange-traded preferred stock.~~

•	~~Invest in common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the shares of the Fund.~~

•	~~Invest in other ETFs.~~

17.

Comment. In this section’s (Item 9) Principal Investment Strategies, when describing the Fund’s Proxy Portfolio methodology, please disclose that the Fund does not require a minimum Proxy Overlap with its Actual Portfolio.

Response. In response to this comment, the Registrant revised the third sentence in the “Non-Transparent ETF with Proxy Portfolio Structure” section within the Item 9 “Principal Investment Strategies” section of each Fund to the following:

“While the Proxy Portfolio includes some of the Fund’s holdings, it is not the Fund’s Actual Portfolio~~, and the~~. The Fund will not disclose the daily holdings of the Actual Portfolio and will not require a minimum overlap of holdings between the Proxy Portfolio and the Actual Portfolio.”

Prospectus – More About Risks

18.	Comment. Confirm supplementally if the Funds’ share all the Principal Investment Risks. If that is the case please confirm in correspondence.

Response. The Registrant confirms that the Funds’ share all the Principal Investment Risks.

19.	Comment. COVID-19 risk disclosure was added to the “More About Risks” section. Is this considered a principal risk or an additional risk? Please explain why.

Response. The Registrant believes that the “Recent Market Events Risk” disclosure relating to COVID-19 is an additional risk and not a principal risk of investing in each Fund. The Registrant believes that the risks associated with recent market events relating to the COVID-19 pandemic are not unique to the Fund or its investments and are unlikely to impact a long-term investment in the Fund in a significant or ongoing manner.

Prospectus – Differences Between a Traditional ETF and a Non-Transparent ETF - Proxy Portfolio

20.	Comment. Please revise the second to last sentence in the second paragraph to state “…will not include identical securities.”

Response. The Registrant has revised the disclosure as follows:

“…the Proxy Portfolio and a Fund’s Actual Portfolio ~~may not~~ will not include identical securities.”

Statement of Additional Information

Exchange-Traded Derivative Instruments

21.	Comment. Please revise this disclosure to reflect that it only applies to exchange-traded futures.

Response. In response to this comment, the Registrant has added the following as the first sentence to the “Exchange-Traded Derivative Instruments” disclosure:

“The Funds may invest in exchange-traded futures.”

Initial Public Off erin gs ( “ IP Os”)

22.

Comment. Please clarify in the disclosure to state the Funds will only invest in IPO shares upon initial listing and trading in accordance with the Funds’ exemptive order. If the Funds wish to trade pre-market, please provide a supplemental explanation as to how that is consistent with the Exemptive Application’s exchange-traded requirement.

Response. The Registrant confirms that the Funds will not trade pre-market. Additionally, in response to the comment, the Registrant has revised the first sentence to the “IPO” disclosure as follows:

“A Fund ~~may~~ will not purchase equity securities of a company prior to the IPO of those securities ~~companies that are offered pursuant to an IPO~~.”

If you have any questions or require any clarification concerning the foregoing, please contact me at john.delprete@natixis.com or 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete
Natixis ETF Trust II

cc:	Kirk D. Johnson, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.